                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO. 3 (FINAL AMENDMENT))

                                      AND

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)

                                ---------------

                              BENJAMIN MOORE & CO.
                       (Name of Subject Company (Issuer))

                         B ACQUISITION, INC. (OFFEROR)
                    BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                  COMMON STOCK, PAR VALUE $3.33 1/3 PER SHARE
                         (Title of Class of Securities)

                                   615649100
                     (CUSIP Number of Class of Securities)

                                ---------------

                                MARC D. HAMBURG
                                 VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE 68131
                           TELEPHONE: (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------

                                    COPY TO:
                             ROBERT E. DENHAM, ESQ.
                           MUNGER, TOLLES & OLSON LLP
                             355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 683-9100

                                ---------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

 $1,005,511,727                                              $201,102

--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of a total of (i) 26,469,381 shares of the outstanding Common Stock, par value $3.33 1/3 per share, of the Subject Company ("Subject Company Common Stock") as of November 8, 2000, (ii) 1,288,906 shares of Subject Company Common Stock issuable upon exercise of options on Subject Company Common Stock outstanding as of November 8, 2000, with an average exercise price of $27.16, and (iii) the repayment to the Company of approximately $9.3 million in loans under the Subject Company's Employee Stock Purchase Plan and stock option plans, upon the purchase of Shares by the Offeror.

--------------------------------------------------------------------------------


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $201,102

     Form or Registration No.: Schedule TO

     Filing Party: Berkshire Hathaway Inc. and B Acquisition, Inc.

     Date Filed: November 17, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [_]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

     This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on November 17, 2000, by B Acquisition, Inc., Berkshire Hathaway Inc., and Warren
E. Buffett.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      B Acquisition, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [X]
                                                               (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      AF
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORANIZATION

  New Jersey
------------------------------------------------------------------------------
  NUMBER OF            SOLE VOTING POWER
                   7
  SHARES               26,122,742
                  ------------------------------------------------------------
 BENEFICIALLY          SHARED VOTING POWER
                   8
  OWNED BY
                  ------------------------------------------------------------
   EACH                SOLE DISPOSITIVE POWER
                   9
 REPORTING             26,122,742
                  ------------------------------------------------------------
  PERSON               SHARED DISPOSITIVE POWER
                   10
   WITH
------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
    26,122,742
------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
    [_]
------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    Approximately 98.7%
------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
14
    CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Berkshire Hathaway Inc.
------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [X]
                                                               (b) [_]
------------------------------------------------------------------------------
    SEC USE ONLY
3

------------------------------------------------------------------------------
    SOURCE OF FUNDS
4
    WC
------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5   TO ITEMS 2(e) or 2(f) [_]

------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    Delaware
------------------------------------------------------------------------------
  NUMBER OF             SOLE VOTING POWER
                    7
   SHARES               26,122,742
                   -----------------------------------------------------------
 BENEFICIALLY           SHARED VOTING POWER
                    8
  OWNED BY
                   -----------------------------------------------------------
   EACH                 SOLE DISPOSITIVE POWER
                    9
 REPORTING              26,122,742
                   -----------------------------------------------------------
  PERSON                SHARED DISPOSITIVE POWER
                    10
   WITH
------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
    26,122,742
------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
    [_]
------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    Approximately 98.7%
------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
14
    HC, CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warren E. Buffett
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [X]
                                                               (b) [_]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     AF
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(e) or 2(f) [_]
5
------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States Citizen
------------------------------------------------------------------------------
  NUMBER OF              SOLE VOTING POWER
                    7
   SHARES                26,122,742
                   -----------------------------------------------------------
 BENEFICIALLY            SHARED VOTING POWER
                    8
  OWNED BY
                   -----------------------------------------------------------
   EACH                  SOLE DISPOSITIVE POWER
                    9
 REPORTING               26,122,742
                   -----------------------------------------------------------
  PERSON                 SHARED DISPOSITIVE POWER
                    10
   WITH
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     26,122,742
------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 98.7%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     IN
------------------------------------------------------------------------------

                                 SCHEDULE TO/A

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), and B Acquisition, Inc., a New Jersey corporation ("Purchaser") and wholly owned subsidiary of Berkshire, on November 17, 2000, as amended by
(i) Amendment No. 1 to Schedule TO, filed by Berkshire and Purchaser on December 5, 2000, and (ii) Amendment No. 2 to Schedule TO, filed by Berkshire and Purchaser on December 7, 2000 (such Tender Offer Statement on Schedule TO and all amendments thereto collectively constituting the "Schedule TO").

     The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding Common Stock, par value $3.33 1/3 (the "Shares"), of Benjamin Moore & Co., a New Jersey corporation (the "Company"), at the purchase price of $37.82 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, and any amendments and supplements thereto, collectively constitute the "Offer").


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

       Item 8 of the Schedule TO is hereby amended and supplemented by including the following:

               The Offer expired at 12:00 midnight, New York City time, on Friday, December 15, 2000. Berkshire and Purchaser were informed by EquiServe Trust Company, N.A., the depositary for the Offer, that approximately 26,122,742 Shares were validly tendered and not withdrawn as of the expiration of the Offer, including 2,175,606 Shares tendered by notice of guaranteed delivery. Following the expiration of the Offer, Berkshire and Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

          Pursuant to the Agreement and Plan of Merger, dated November 8, 2000, among Berkshire, Purchaser, and the Company, Purchaser intends to cause the Merger (as defined in the Offer to Purchase) to become effective as soon as practicable. In connection with the Merger, each Share owned by Berkshire or Purchaser, or any wholly owned subsidiary of Berkshire or the Company, or held in treasury by the Company, will be canceled and retired, and all other Shares issued and outstanding immediately prior to the Effective Time (as defined in the Offer to Purchase) will be canceled and converted automatically into the right to receive $37.82 in cash per Share.


ITEM 12.  EXHIBITS.

       Item 12 of the Schedule TO is hereby amended and supplemented by including the following:

       (a)(10) Text of press release, issued by Berkshire, dated December 18, 2000.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Schedules TO/A and 13D/A            B ACQUISITION, INC.

                                    By /s/ Marc D. Hamburg
                                    ____________________________________
                                    Name: Marc D. Hamburg
                                    Title: Vice President



Schedules TO/A and 13D/A            BERKSHIRE HATHAWAY INC.

                                    By /s/ Marc D. Hamburg
                                    ____________________________________
                                    Name: Marc D. Hamburg
                                    Title: Vice President and
                                           Chief Financial Officer



Schedule 13D/A                      WARREN E. BUFFETT


                                    /s/ Warren E. Buffett
                                    ____________________________________




Dated: December 18, 2000

                                 EXHIBIT INDEX


*(a)(1)  Offer to Purchase dated November 17, 2000.

*(a)(2)  Form of Letter of Transmittal.

*(a)(3)  Form of Notice of Guaranteed Delivery.

*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.

*(a)(5) Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.

*(a)(6) Text of joint press release, issued by Berkshire and the Company, dated November 8, 2000 (incorporated by reference to the Tender Offer Statement on Schedule TO filed by Berkshire with the Securities and Exchange Commission on November 9, 2000).

*(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(8)  Form of summary advertisement dated November 17, 2000.

*(a)(9) Text of joint press release, issued by Berkshire and the Company, dated December 7, 2000.

(a)(10)  Text of press release, issued by Berkshire, dated December 18, 2000.

(b)      None

(c)      None

*(d)(1) Agreement and Plan of Merger, dated as of November 8, 2000, among Berkshire, Purchaser, and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 9, 2000).

*(d)(2) Shareholders Agreement, dated as of November 8, 2000, among Berkshire, Purchaser, and certain shareholders of the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 9, 2000).

(e)      None

(f)      None

(g)      None

(h)      None

--------------------

* Previously filed with the Securities and Exchange Commission.